BresaGen

26 May, 2005



SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

Attention: Paul Dudak

SUPPL

Dear Paul

Company Announcement

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcement which was recently made through the Australian Stock Exchange –

1. Company Presentation to Investors dated 25 May, 2005.

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator


BresaGen

BresaGen Limited

BresaGen

Biopharmaceuticals to Profit


BresaGen

Forward Looking Statement

This presentation contains forward-looking statements, including statements regarding the potential commercialization of new products containing BresaGen intellectual property, and other statements about BresaGen's plans, objectives, intentions and expectations. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made. They are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Factors that could affect BresaGen's actual results include, but are not limited to, the "Factors Affecting Our Operating Results, Our Business and Our Stock Price," described in our Annual Report and in the Prospectus dated 11/01/05 and releases on the Company's website and to ASX copies of which are available from the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.


BresaGen

Assumptions that give rise to the Revenue Forecasts

- All forecasts are by their very nature risky as they seek to project future events
- BresaGen's forecasts are inherently risky because they are based on the following assumptions –
  - That BresaGen employs sales personnel of sufficient skills to make bulk sales of API's in the company's target markets and that persons of the requisite skills are available
  - That BresaGen's price for its API's are competitive with competing international suppliers and that foreign exchange rates do not move in such a manner as to prejudice pricing of its products
  - That the markets for the API's that BresaGen intends to sell in are not affected by new technologies and new products for the same medical indications
  - That BresaGen has sufficient money available to fund production, inventory and debtors, assuming sales are made
  - That adverse world political events unforseen at this time will not cause either default in payment terms or stock confiscation by Government agencies
  - That all API manufactured is sold, allowing for inventory build. With one API sold in FY'06, following expansion of manufacturing capacity this will increase to 3 APIs and aseptic filling in FY '07
  - Cost of production of API is reduced due to efficiencies of scale


BresaGen

BresaGen's Business Units

API Supply
(Active Pharmaceutical Ingredient)

- Production and sale of bulk generic biopharmaceutical product APIs to pharmaceutical companies
- Human growth hormone, G-CSF and interferon α

protEcol™ Services
(Process Development)

- Development of manufacturing processes for biotechnology companies
- Supply of pre-clinical and clinical trial material

BresaGen Clients: Drug delivery, Biotech & Pharma companies


BresaGen

API Supply

BresaGen

- has produced and sold hGH to the Middle East and is expanding into India, China and other markets
- is developing interferon α used for the treatment of hepatitis
- is developing G-CSF used in the treatment of leukemia








BresaGen

API Supply - Markets

Product	Market
hGH	$US 2.0 billion
G-CSF	$US 2.9 billion
Interferon alpha	$US 3.2 billion


BresaGen

protEcol™ Services

BresaGen provides:

- Cost effective process development for production of therapeutic proteins and peptides
- Contract services to other biotechnology companies for manufacture of biopharmaceutical products
- Clinical trial supply – GMP-grade material produced for early stage clinical trials in humans
- A specialist niche in recombinant peptide production









BresaGen

BresaGen's clients include...

- CBio Ltd
- Metabolic Pharma
- QRx Pharma
- Novo Nordisk A/S
- Inhale Therapeutics
- Alza Corp
- Pepgen Corp
- Howard Florey Institute
- Bionomics Ltd
- West Pharmaceutical
- Epic Therapeutics, Inc.
- Lipotek Pty Ltd
- Biovite Australia Pty Ltd
- Imugene Ltd
- Nastech Corp
- University of Sydney
- Opsona Therapeutics
- GroPep Ltd
- Banpoh Trading Co
- American Cyanamid


BresaGen

protEcol™ Services

- As at May 21, 2005, 9 contracts have been signed since coming out of administration (11 October 2004) with an average value of $260,000
- protEcol™ Services revenues to 30 April 2005 for the 2004/2005 financial year total $1M*
- Forecast protEcol™ Services revenues for the 2005/2006 financial year are $2.7 million, supported by current WIP and an estimated 12 new protEcol™ Services contracts

* Based on unaudited financial statements


BresaGen

BresaGen Limited

Estimated profitability FY 2005 to FY 2007

$ '000	FY 2005[1]	FY 2006	FY 2007
API Sales	$ 640	$ 4,520	$ 7,180[2]
ProtEcol Services Revenue	$ 1,220	$ 2,740	$ 3,490
Other Revenue	$ 1,160	$ 500	$ 1,100
Total Revenue	$ 3,020	$ 7,760	$ 11,770
Cost of Goods Sold	$ 220	$ 2,550	$ 2,210
Net Revenue before Operating Expenses	**$ 2,800**	**$ 5,210**	**$ 9,560**
Less			
Expenditure	$ 10,750	$ 5,370	$ 6,010
Net Profit before Tax	**($7,950)**	**($160)**	**$3,550**

Notes:

1. FY 2005 forecast numbers include the following abnormal items:
   - Administrators expenses ($472k)
   - Write-off of Cythera Investment ($4,535k)
   - Other receipts $900k

2. Represents less than 0.1% of the global markets for hGH, G-CSF and interferon α.


BresaGen

BresaGen Blue Sky

Leverage BresaGen's process development and biopharmaceutical development capabilities by:

- Developing novel therapeutics in-licensed from research institutes in Australia
- The acquisition or co-development of novel therapeutics from Australian Biotechs in need of BresaGen's scale up and Production facilities




BresaGen

BresaGen Facility

Thebarton Biotech Precinct, SA

Waste Room
Chromatography
Refold
Analysis Room
Midstream
Dirty Store
Wash Room
Inoculum Prep
Fermentation
Clean Room
Plant Room
RM Store
Dispensary
Buffer Prep
Formulation
Autoclave

- CLASS 100,000
- CLASS 10,000
- CLASS 100
- SUPPORT AREAS

Fermentation 56m²
Midstream 52m²
Refold 60m²
Chromatography 80m²
Formulation 48m²

